Cowen and Company, LLC

599 Lexington Avenue, 27th Floor

New York, New York 10022

Stifel, Nicolaus & Company, Incorporated

One Montgomery Street, Suite 3700

San Francisco, California 94104

July 29, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Larry Spirgel
Kathleen Krebs
Paul Fischer

Re:	Loxo Oncology, Inc.
Registration Statement on Form S-1
Registration File No. 333-197123

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Loxo Oncology, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Washington, D.C. time, on July 31, 2014, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Fenwick & West LLP, requests by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 21, 2014:

(i)            Dates of distribution: July 21, 2014 through the date hereof

(ii)           Number of prospective underwriters to which the preliminary prospectus was furnished: 4

(iii)          Number of prospectuses furnished to investors: approximately 3183

(iv)          Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 180

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

COWEN AND COMPANY, LLC STIFEL, NICOLAUS & COMPANY, INCORPORATED

Acting severally on behalf of themselves and the several Underwriters

By:	COWEN AND COMPANY, LLC

By:	/s/ George Milstein
	Name:	George Milstein
	Title:	Managing Director

By:	STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Nicholas Oust
	Name:	Nicholas Oust
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]